UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. May 19, 2015.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the three month period ended March 31, 2015 of US$71.7 million (US$0.27 per ADR), a decrease from US$81.0 million (US$0.31 per ADR) for the three month period ended March 31, 2014. Gross margin(3) reached US$130.7 million (33.7% of revenues) for the three month period ended March 31, 2015, lower than US$154.8 million (29.0% of revenues) recorded for the three month period ended March 31, 2014. Revenues totaled US$387.5 million for the three month period ended March 31, 2015, representing a decrease of 27.4% compared to US$534.1 million reported for the three month period ended March 31, 2014.

SQM’s Chief Executive Officer, Patricio de Solminihac, stated, “The first quarter was met with challenges on many levels. As you know, the Company has been responding to a number of inquiries from Chilean authorities including the Public Prosecutor and the Chilean Internal Revenue Service. We are taking all of these issues seriously, and will continue to work diligently with our tax and legal advisors to collaborate with the competent authorities.”

“There have been opportunities during the first part of the year as well. On April 24, our shareholders elected a new Board of Directors, whom have been working diligently over the past month to understand the challenges and opportunities that the company faces. I am confident that their expertise in various fields, including corporate governance, will be invaluable in supporting and guiding SQM in the future.”

“Even though revenues were lower than expected, margins were very high. Lower revenues were impacted by weaker volumes in potassium chloride resulting from delays. Sales volumes will be significantly higher in subsequent quarters, but despite this, we expect our total sales volumes for 2015 will be lower than sales volumes seen in 2014.”

“The Specialty Plant Nutrition business line also saw lower sales volumes during the first quarter of 2015 when compared to the fourth quarter of 2014. However, the market is seeing strong growth, and in line with our expectations, we expect to see growth of over 5% in the sales volumes of this business line during 2015 when compared to 2014.”

“As anticipated, prices in the iodine market fell during the first quarter of 2015, just over 15% when compared to the fourth quarter of 2014, and average prices today are hovering around US$30. Our sales volumes were strong during the first quarter, and we expect to finish the year with volumes slightly higher than volumes seen in 2014. The lithium business continues to see strong market growth, and average prices during the first quarter were close to 10% higher than prices seen during the fourth quarter of 2014.”

“In the industrial chemical business line, we see very positive signs in the solar salt(4) business, and expect to move forward some sales anticipated for 2016 to 2015. This shift should bring sales volume expectations for 2015 to over 75,000 metric tons, an increase of over 50,000 metric tons when compared to last year. We have closed contracts for projects in Chile and South Africa, and continue to work to close more.”

“Despite the challenges described in each of our business lines, we were able to increase our margins during the first quarter of 2015 reaching an EBITDA margin of 45.7%, which is significantly higher than EBITDA margins seen during the past nine quarters. We attribute these higher margins to our cost saving initiatives, and to the product mix seen in 2015, when higher percentages of our revenues came from higher margin products, such as iodine and lithium. As sales volumes of potassium and nitrates should partially recover during the next quarters, these margins could decrease; however, we expect that even considering the lower iodine prices, EBITDA margins will be higher in 2015 than in 2014, mainly due to our cost saving initiatives that started in 2013.”

Mr. de Solminihac closed by saying, “We remain focused on our core businesses, and as I have said in the past, we have great assets and a proven track record of growth. Together with the new Board, we will work to execute successful operating and growth strategies focused on maximizing value.”

Segment Analysis

Specialty Plant Nutrition

Revenues from our Specialty Plant Nutrition business line for the three month period ended March 31, 2015 totaled US$143.1 million, a decrease of 25.6% compared to the US$192.4 million reported for the three month period ended March 31, 2014.

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Approximately 30,000 tons, with destination to Brazil were delayed during the first quarter. It is anticipated that volumes will increase during the second and third quarters given of these delays and demand growth expectations of over 5%, led primarily by growth in Latin American countries such as Mexico and Peru.

Prices in this business line for the three month period ended March 31, 2015 dropped slightly compared to the same period in 2014. It is expected that prices will remain relatively stable in coming quarters.

Specialty Plant Nutrition gross margin(5) for the three month period ended March 31, 2015 accounted for approximately 29% of SQM’s consolidated gross margin.

Iodine and Derivatives

Revenues from sales of Iodine and Derivatives for the three month period ended March 31, 2015 totaled US$73.6 million, a decrease of 19.3% with respect to the US$91.2 million reported for the three month period ended March 31, 2014.

In line with expectations, we saw average prices in the iodine and derivative business line decrease, and when compared to the three month period ended March 31, 2014, prices dropped almost 30% to approximately US$30/kg. We believe the market is approaching its supply and demand equilibrium.

We also believe that lower prices have helped to stimulate demand; we have also seen new uses related to the plastics industry in Asia. This demand growth has had a positive impact our sales volumes, and sales volumes during the three month period ended March 31, 2015 were over 14% higher than volumes seen during the same three month period in 2014. We expect sales volumes for 2015 to exceed sales volumes seen in 2014 by over 5%.

Gross margin for the Iodine and Derivatives segment accounted for approximately 17% of SQM’s consolidated gross margin in the first three months of 2015.

Lithium and Derivatives

Revenues for Lithium and Derivatives totaled US$48.6 million for the three month period ended March 31, 2015, a decrease of 6.9% with respect to US$52.2 million reported for three month period ended March 31, 2014.

Demand in the lithium market remained strong during the three month period ended March 31, 2015, led primarily by growth in the battery industry. As a result of delays, we believe that new projects scheduled to come online in 2015 will supply less than originally anticipated this year. We saw some delays during the first three months of 2015, resulting in lower volumes when compared to the three month period ended December 31, 2014, but expect to see higher volumes in 2015 when compared to 2014.

We saw higher prices in the first quarter of 2015, and expect average prices for 2015 to exceed prices seen in 2014.

Gross margin for the Lithium and Derivatives segment accounted for approximately 19% of SQM’s consolidated gross margin in the first three months of 2015.

Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium Chloride and Potassium Sulfate revenues for the three month period ended March 31, 2015 totaled US$87.9 million, a decrease of 42.1% with respect to the three month period ended March 31, 2014, when revenues amounted to US$151.9 million.

Sales volumes in this business line for the three month period ended March 31, 2015 were significantly lower than previous quarters, over 48% lower than sales volumes seen in the three month period ended March 31, 2014. These lower volumes were mainly due to delays. We expect to recuperate some sales volumes during the remainder of 2015, and we expect to see much higher sales volumes during the second quarter of 2015. However, it is likely that sales volumes for this year will be lower what we saw in 2014.

Prices in this business line slightly increased during the three month period ended March 31, 2015 when compared to the three month period ended December 31, 2014, but we do not expect this trend continue throughout the year. The potassium chloride market has become quite competitive in recent months as some larger competitors focus on increasing their volumes. We have seen oversupply in the market, and for this reason we expect average prices to slightly decrease during 2015, a trend we have seen during the first part of the second quarter.

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Gross margin for potassium chloride and potassium sulfate accounted for approximately 27% of SQM’s consolidated gross margin in the three month period ended March, 31 2015.

Industrial Chemicals

Industrial Chemicals revenues for the three months ended March 31, 2015 reached US$24.5 million, 28.1% lower than the US$34.1 million recorded for the three months ended March 31, 2014.

In the industrial chemical business line, we see very positive signs in the solar salt business, and expect to recognize some sales anticipated for 2016 in 2015, boosting volumes this year. This shift should bring sales volumes expectation for 2015 to over 75,000 metric tons, an increase of over 50,000 metric tons when compared to last year. We have closed contracts for projects in Chile and South Africa for 2016 and 2017.

Gross margin for the Industrial Chemicals segment accounted for approximately 6% of SQM’s consolidated gross margin in the first three months of 2015.

Other Commodity Fertilizers & Other Income

Revenues from sales of Other Commodity Fertilizers and Other Income reached US$9.9 million in the first three months of 2015, a drop compared to the US$12.4 million for the same period of 2014.

Metallic Exploration

As part of its ongoing metals exploration program, which takes place within its caliche mining concessions, SQM continues to develop a program of exploration alliances with third parties, through option contracts. The contracts consider a participation mechanism for SQM through a minority shareholding and/or royalties on metals sales. SQM currently has 12 contracts in place and expects to sign new contracts within the current year. The Company’s exploration alliance objectives are to achieve and maintain close to 1 million hectares under option contracts and establish a minimum projected exploration investment of $20 million per year through existing and future exploration alliances.

Exploration advances include the hiring of an experienced metals focused exploration manager to lead the metals exploration team, a re-evaluation of metals potential across all of SQM’s mineral titles, and the initiation of an exploration plan to review and advance priority prospects. Direct investment by SQM in the metal exploration program between 2011 and 2013 was approximately US$29 million, including exploration in greenfield areas and other more advanced areas of interest, while a total investment of US$5 million is expected for the current year.

Administrative Expenses

Administrative Expenses totaled US$21.2 million (5.5% of revenues) for the three months ended March 31, 2015, compared to US$21.3 million (4.0% of revenues) for the three months ended March 31, 2014.

Financial Indicators

Net Financial Expenses

Net financial expenses for the three months ended March 31, 2015 were US$13.6 million, compared to US$12.7 million for the three months ended March 31, 2014.

Income Tax Expense

During the first three months of 2015, income tax expense reached US$27.8 million, representing an effective tax rate of 27.9%, compared to an income tax expense of US$28.9 million during the same period of 2014. The Chilean corporate tax rate was 21.0% in 2014 and 22.5% 2015.

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Other

During the first quarter the company recognized approximately US$7 million in taxes, interest and other charges related to payments made by SQM between the tax years 2009 and 2014 that didn’t have the proper supporting documentation according to the Chilean tax code. SQM has reviewed its subsidiaries and has identified payments without proper supporting documentation under the Chilean tax code totaling less than US$2 million.

We saw a positive impact on the exchange difference, approximately US$10 million, resulting from future sales in euros.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	EBITDA = gross profit - administrative expenses + depreciation and amortization. EBITDA margin = EBITDA/revenues.
3)	Gross margin corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding administrative expenses.
4)	Solar salts are a mix of 60% sodium nitrate and 40% potassium nitrate used for thermal energy storage.
5)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien. 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

María José Velozo / maria.jose.velozo@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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Balance Sheet

(US$ Millions)	As of Mar. 31,	As of Dec. 31,
	2015	2014

Total Current Assets	2,634.2	2,511.8
Cash and cash equivalents	473.8	354.6
Other current financial assets	667.2	670.6
Accounts receivable	425.4	475.3
Inventory	966.0	919.6
Others	101.8	91.7

Total Non-current Assets	2,104.3	2,151.8
Other non-current financial assets	0.6	0.4
Investments in related companies	78.8	75.8
Property, plant and equipment	1,835.9	1,888.0
Other Non-current Assets	188.9	187.7

Total Assets	4,738.6	4,663.7

Total Current Liabilities	561.4	523.7
Short-term debt	220.6	213.2
Others	340.8	310.5

Total Long-Term Liabilities	1,841.9	1,840.3
Long-term debt	1,570.6	1,574.2
Others	271.3	266.0

Shareholders' Equity before Minority Interest	2,275.3	2,239.8

Minority Interest	59.9	59.9

Total Shareholders' Equity	2,335.2	2,299.7

Total Liabilities & Shareholders' Equity	4,738.6	4,663.7

Liquidity	4.7	4.8

(1) Accounts receivable + accounts receivable from related companies

(2) Current assets / current liabilities

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Income Statement

(US$ Millions)	For the 1st quarter
	2015	2014

Revenues	387.5	534.1

Specialty Plant Nutrition*	143.1	192.4
Iodine and Iodine Derivatives	73.6	91.2
Lithium and Lithium Derivatives	48.6	52.2
Industrial Chemicals	24.5	34.1
Potassium Chloride & Potassium Sulfate	87.9	151.9
Other Income	9.9	12.4

Cost of Goods Sold	(189.4)	(322.3)
Depreciation and Amortization	(67.4)	(56.9)

Gross Margin	130.7	154.8

Administrative Expenses	(21.2)	(21.3)
Financial Expenses	(16.9)	(15.7)
Financial Income	3.3	3.0
Exchange Difference	9.7	(1.7)
Other	(6.0)	(8.5)

Income Before Taxes	99.6	110.6

Income Tax	(27.8)	(28.9)

Net Income before minority interest	71.8	81.7

Minority Interest	(0.1)	(0.7)

Net Income	71.7	81.0
Net Income per Share (US$)	0.27	0.31

*Includes other specialty fertilizers

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: May 19, 2015

/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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